Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Dako North America, Inc.	California
Agilent Technologies World Trade, Inc.	Delaware
Keysight Technologies World Trade, Inc.*	Delaware
Dako Denmark A/S	Denmark
Agilent Technologies (Luxco) Sarl	Luxembourg
Agilent Technologies Luxembourg Holding Sarl	Luxembourg
Agilent Technologies Europe B.V.	Netherlands
Agilent Technologies Singapore (Holding) Pte. Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Keysight Technologies Singapore (International) Pte. Ltd.*	Singapore
Agilent Technologies Rhone Sàrl	Switzerland

* Indicates subsidiaries distributed as part of Keysight Technologies, Inc. on November 1, 2014.